AH 3/23/2004

04017524

cm 3.23

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fimat USA, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
630 5th Avenue, Suite 500
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

RECD S.E.C. FEB 27 2004 616

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Brda **(312) 578-5206**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3/23/2004

OATH OR AFFIRMATION

I, Robert Reeves, affirm that to the best of my knowledge and belief the accompanying statement of financial condition and supporting schedules pertaining to the firm of Fimat USA, Inc. (the Company), as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Stefanie L. Seeley
Notary Public, State of Illinois
My Commission Exp. 09/11/2005

Stefanie L. Seeley
Notary Public

Robert Reeves
Robert Reeves
Chief Financial Officer

This report** contains (check all applicable boxes):

☒ (a) Facing page
☒ (b) Statement of Financial Condition
☐ (c) Statement of Operations
☐ (d) Statement of Cash Flows
☐ (e) Statement of Changes in Subordinated Debt
☐ (f) Statement of Changes in Stockholder's Equity

Supplemental Information:

☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
☒ (l) An Oath or Affirmation
☒ (m) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
☒ (n) Schedule of Secured Amounts and Funds held in Separate Accounts for Foreign Futures and Option Customers Pursuant to Commission Regulation 30.7
☐ (o) Independent Auditors' Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Supplemental Information

Fimat USA, Inc.
(A Delaware Corporation)

December 31, 2003
with Report of Independent Auditors

Report of Independent Auditors

To the Board of Directors and Stockholder of Fimat USA, Inc.

We have audited the accompanying statement of financial condition of Fimat USA, Inc. (a Delaware corporation) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fimat USA, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Ernst & Young LLP

Chicago, Illinois
January 16, 2004

Fimat USA, Inc.

Statement of Financial Condition

December 31, 2003
(in $000s)

Assets	
Cash and cash equivalents	$ 587,987
Receivables:	
Brokers, dealers, and clearing organizations	1,507,380
Customers	111,757
Affiliates	8,885
Other	26,475
Securities purchased under agreements to resell	7,233,993
Securities borrowed	671,268
Financial instruments owned ($87,763 pledged to various parties)	419,190
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $20,730	12,062
Other assets	45,735
	$10,624,732
Liabilities and stockholder's equity	
Bank loans payable	$ 1,844,107
Payables:	
Brokers, dealers, and clearing organizations	1,353,891
Customers	2,219,977
Affiliates	180,203
Securities sold under agreements to repurchase	4,014,992
Securities loaned	314,258
Financial instruments sold, not yet purchased	267,346
Accounts payable and other liabilities	86,218
	10,280,992
Subordinated debt	285,000
Stockholder's equity:	
Common stock, $.01 par value; 1,000 shares authorized, issued, and outstanding	
Additional paid-in capital	37,000
Retained earnings	21,740
Total stockholder's equity	58,740
	$10,624,732

See notes to statement of financial condition.

1. Organization and Nature of Operations

Fimat USA, Inc. ("Fimat" or the "Company"), a registered broker-dealer and futures commission merchant, principally engages in the intermediation of futures contracts, fixed income securities, equities, foreign exchange, and their related derivatives for customers and counterparties. Fimat additionally engages in proprietary trading activities, primarily to facilitate customer transactions. Fimat is a wholly owned subsidiary of Fimat International Banque, SA, which is wholly owned by Société Générale ("SG"), Paris, France. Fimat is a clearing member of all principal United States-based futures exchanges, as well as a member of the Chicago Board of Options Exchange, the Philadelphia Stock Exchange, the International Securities Exchange, and the Boston Options Exchange. In addition, Fimat is a member of many of the principal United States-based clearing/settlement organizations for securities, including Depository Trust Company, Fixed Income Clearing Corporation Government Securities Division, National Securities Clearing Corporation, and the Options Clearing Corporation.

2. Significant Accounting Policies

a. Proprietary securities and commodities transactions are recorded on a trade-date basis. Customer securities and commodities transactions are recorded on a settlement-date basis.

b. Financial instruments owned and financial instruments sold, not yet purchased are generally recorded at market value based on quoted market prices. If quoted prices are not available, fair values are estimated on the basis of dealer quotes or quoted prices for instruments with similar characteristics.

c. Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. Open repurchase and

2. Significant Accounting Policies (continued)

resale transactions are presented net in the accompanying statement of financial condition where net presentation is permitted pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements ("FIN 41")*. Excluding the impact of FIN 41, resale agreements totaled approximately $9.1 billion and repurchase agreements totaled approximately $5.9 billion at December 31, 2003.

d. Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained as necessary.

e. The Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2003, represent money market funds and certificates of deposit.

f. Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed based on the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the lesser of their economic useful life or the terms of the underlying leases.

g. Goodwill resulting from business combinations acquired singly, as part of a group, or in a business combination are subject to Statement of Finanical Accounting Standard No. 142, *Goodwill and Other Intangible Assets*. Under these rules, goodwill is deemed to have an indefinite life and is no longer amortized, but rather subject to an annual impairment test. Included in other assets is goodwill of $4.3 million. During the year ended December 31, 2003, no permanent impairment in goodwill was recognized by the Company.

2. Significant Accounting Policies (continued)

h. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Estimates, including the fair value of financial instruments, the outcome of litigation, realization of deferred tax assets and other matters that affect the reported amounts and disclosures of contingencies in the statement of financial condition, may vary from actual results.

3. Transactions With Related Parties

In the normal course of business, the Company executes and clears certain of its commodity and security transactions through regulated and registered affiliates. In addition, the Company executes and clears these types of transactions for certain of its affiliates. Furthermore, the Company enters into foreign exchange and financing transactions with affiliates.

SG provides office space and related services to Fimat, along with an overnight credit facility established to provide for meeting certain margin calls. Fimat reimburses SG for their costs. (See Note 9).

Fimat Facilities Management Inc., a Company owned by Fimat International Banque, SA, provides technology support to the Company.

Certain over-the-counter transactions were introduced by Fimat to Fimat Alternative Strategies Inc. ("FAST"), a subsidiary of Fimat International Banque, SA. FAST serves as counterparty to the transactions. Fimat provides administrative and operational support services to FAST in connection with the over-the-counter transactions.

Included in receivables from and payables to affiliates are balances with employees incurred in the normal course of business.

4. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned (including those pledged as collateral) and financial instruments sold, not yet purchased by the Company at December 31, 2003, are presented below (in thousands of dollars):

	Owned	Sold, Not Yet Purchased
Options	$261,336	$266,847
U.S. government and agency obligations	157,494	–
Corporate obligations	360	499
	$419,190	$267,346

Financial instruments sold, not yet purchased obligate the Company to purchase the financial instruments at a future date at then-prevailing prices, which may differ from the carrying values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Financial instruments owned represent proprietary positions, some of which have been pledged to counterparties on terms that permit the counterparty to sell or repledge the financial instruments to others. Included in financial instruments owned at December 31, 2003, are U.S. government and corporate debt obligations on deposit at clearing organizations and carrying brokers with a market value of $87.8 million.

5. Derivatives and Financing Activities

Derivatives

In the normal course of business, Fimat executes and clears futures contracts, options on futures contracts, and equity options. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, Fimat guarantees to the respective clearing organizations its customers' performance under these contracts. In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. To reduce its risk, Fimat requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to Fimat of failure on behalf of the customers to fulfill any obligation under the contracts. To

5. Derivatives and Financing Activities (continued)

minimize its exposure to risk of loss due to market variation, Fimat adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2003, were adequate to minimize the risk of material loss that could be created by the positions held.

Derivatives are financial instruments, which include futures, options, swaps, and forward contracts, whose value is based upon an underlying asset, index, or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivative contracts are standardized and include futures and options contracts. Over-the-counter ("OTC") derivative contracts are individually negotiated between contracting parties and include swap and forward contracts. In the normal course of business, to facilitate customer activities, the Company enters into futures contracts, foreign currency forward contracts, option, and swap contracts. The Company records its derivative activities at market or fair value.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in foreign currency exchange rates, interest rates, and other factors. The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring a loss.

To reduce its credit risk for OTC transactions, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. The Company may require counterparties to pledge collateral when deemed necessary. The principal counterparties to foreign currency forward contracts are affiliates and unaffiliated financial institutions. The counterparties to swap contracts are unaffiliated financial institutions.

5. Derivatives and Financing Activities (continued)

At December 31, 2003, the fair value of derivatives were as follows (in thousands of dollars):

	Assets	Liabilities
Options	$261,336	$266,847
Forward contracts	48,629	33,467
Swap contracts	31,419	–
Futures contracts	584	44,669

Financing Activities

In the normal course of business, the Company obtains securities under resale and securities borrow agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2003, the Company obtained securities with a fair value of approximately $9.8 billion, of which $8.4 billion has been either pledged or otherwise transferred to others in connection with the Company's financing activities.

6. Income Taxes

Included in other assets is a deferred tax asset of $18.2 million, and included in accounts payable and other liabilities is a deferred tax liability of $2.7 million. Deferred tax assets and liabilities are comprised principally of the net temporary differences related to deferred compensation arrangements, amortization of purchased employment agreements, provisions for doubtful accounts, and depreciation and amortization. There is no valuation allowance relating to deferred tax assets at the beginning or end of the year based on management's expectation that the deferred tax assets will be fully realized based on future taxable income.

7. Subordinated Debt

At December 31, 2003, Fimat had subordinated debt outstanding of $285 million from Fimat International Banque, S.A. with interest rates ranging from 1.67% to 1.70% and maturing in 2004 and 2005 as follows (in thousands of dollars):

Principal	Year of Maturity
$222,500	2004
62,500	2005
$285,000	

The debt is subordinated to the general claims of creditors. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the Securities and Exchange Commission ("SEC") net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan agreements provide that this debt may not be repaid.

The Company also enters into unsecured bank loans with affiliated entities primarily to finance resale agreements. Interest paid on these loans is generally based on the prevailing Federal Fund rate.

8. Assets Segregated, Secured, and Reserved Under Regulatory Requirements

In accordance with Regulation 1.17 of the Commodity Exchange Act, as amended (the "Act"), Fimat is required to segregate all balances due to customers in connection with transactions in regulated commodities. Fimat is also required to hold in a separate account, balances due to U.S.-based customers for activities in foreign futures and foreign options in accordance with Regulation 30.7 of the Act. At December 31, 2003, Fimat was in compliance with both the segregation and secured amount requirements.

8. Assets Segregated, Secured, and Reserved Under Regulatory Requirements (continued)

At December 31, 2003, segregated, secured, and nonsegregated firm-owned assets included in the statement of financial condition were as follows (in thousands of dollars):

	Segregated Assets	Secured Assets	Nonsegregated and Firm-Owned Assets	Total
Cash and cash equivalents	$ 386,542	$ 54,856	$ 146,589	$ 587,987
Securities purchased under agreements to resell	1,233,847	173,064	5,827,082	7,233,993
Financial instruments owned	70,113	39,943	309,134	419,190
Receivables from brokers, dealers, and clearing organizations	4,722	235,712	1,266,946	1,507,380
	$1,695,224	$503,575	$7,549,751	$9,748,550

At December 31, 2003, Fimat held in safekeeping $2.2 billion and $.5 billion of U.S. government securities at market value owned by customers and affiliates, respectively, of which $1.3 billion and $.4 billion, respectively, were pledged to various commodity exchange clearing organizations and carrying brokers, some of which are affiliates, to satisfy margin requirements. These securities are the property of customers and affiliates and, as such, are not reflected in the statement of financial condition. Under certain conditions, Fimat may sell these securities to satisfy related customer and affiliate receivable balances.

Fimat is also subject to the customer protection provisions of SEC Rule 15c3-3 and has met all the necessary requirements. In accordance with these rules, Fimat held $51.0 million of securities in a reserve account.

9. Commitments, Contingencies, and Guarantees

Commitments

Fimat has entered into various noncancelable office leases and sublease agreements with various unaffiliated third parties, the longest of which expires in 2011. Also, the Company subleases office facilities under an agreement with SG, which expires in 2006. Future minimum lease payments relating to these arrangements are as follows (in thousands of dollars):

	Future Minimum Lease Payments
Years ending December 31	
2004	$ 4,086
2005	3,952
2006	3,166
2007	3,200
2008	3,148
Thereafter	10,874
Total	$28,426

Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* Such contracts include written options contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

9. Commitments, Contingencies, and Guarantees (continued)

The maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire, and are not exercised by the holder of the option. The fair values of all written option contracts as of December 31, 2003 are included in financial instruments sold, not yet purchased on the statement of financial condition.

In addition, the Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and futures contracts (see Note 1). Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resource. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

10. Benefit Plan

The Company sponsors a 401(k) profit-sharing plan (the "Plan") in which substantially all of its employees are eligible to participate. Under the terms of the Plan, the Company makes annual contributions to the Plan equal to 50% of the contributions made by its employees, subject to certain limitations.

11. Capital Requirements

Fimat is subject to the minimum financial requirements of the SEC and the Commodity Futures Trading Commission ("CFTC"). Under these requirements, Fimat must maintain minimum net capital, as defined by the SEC and CFTC. The Company computes its net capital requirements under the alternative method provided for in SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000, 2% of aggregate customer-related debit items, as defined, or 4% of funds required to be segregated and secured under the Commodity Exchange Act, as defined.

11. Capital Requirements (continued)

At December 31, 2003, the Company had net capital of $235.2 million, which was $108.0 million in excess of its required net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are all subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

Supplemental Information

Fimat USA, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003
(in $000s)

Net capital		
Total stockholder's equity	$ 58,740	
Add:		
Subordinated debt	285,000	
Other deductions or allowable credits	2,715	
Total capital and allowable subordinated debt		$346,455
Deductions and/or charges:		
Nonallowable assets:		
Exchange memberships	4,364	
Receivable from customers	10,206	
Receivable from affiliates	416	
Receivable from other	19,452	
Furniture, equipment, and leasehold improvements, net	11,274	
Deferred compensation plan	896	
Goodwill	4,300	
Deferred tax asset	18,171	
Other assets	4,801	
Total nonallowable assets		$ 73,880
Additional charges for customers' and noncustomers' commodity accounts (4% SOV charge)	13,370	
Aged fail-to-deliver (28 items)	4,229	
Other deductions and/or charges	9,627	
Total deductions and/or charges		$ 27,226
Net capital before haircuts		245,349
Haircuts on securities		
Trading and investment securities:		
Bankers' acceptances, certificates of deposit, and commercial paper	883	
U.S. government obligations	629	
Corporate obligations	463	
Stocks and warrants	2,256	
Options	4,094	
Other securities (money market investments)	280	
Undue concentration	258	
Other (uncovered inventory)	1,269	
Total haircuts on securities		$ 10,132
Net capital		$235,217

Fimat USA, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2003
(in $000s)

Net capital		$235,217
Computation of alternative net capital requirement		
Amount subject to 4% factor		
Funds required to be segregated:		
U.S. futures and options	$3,389,899	
Foreign futures and options	293,857	
Less: Market value of options purchased (net of excess long-option value over net liquidating equity)	(504,536)	
	3,179,220	
Greater of:		
4% of $3,179,220, the funds required to be segregated and secured under the Commodity Exchange Act less the market value of options purchased;	127,169	
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation (2% of $108,551); or	2,171	
Minimum dollar net capital requirement of Company	250	
Net capital requirement		127,169
Excess net capital		$108,048
Net capital in excess of 6% of funds required to be segregated and secured under the Commodity Exchange Act, less the market value of options purchased.		$ 44,464

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003 Part II FOCUS filing.

Fimat USA, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003
(in $000s)

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$ 11,446	
Monies borrowed collateralized by securities carried for the accounts of customers	94,854	
Other – Payables to carrying brokers and clearing agents	252	
Total credits		$106,552
Debit balances		
Debit balances in customers' cash and margin accounts and accounts doubtful of collection net of deductions	12,593	
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	94,854	
Other – Receivables from carrying brokers and clearing agents	1,104	
Aggregate debit items	108,551	
Less: 3% (for alternative method only)	$ (3,256)	
Total 15c3-3 debits		105,295
Reserve computation		
Excess of total credits over total debits		$ 1,257
Amount held on deposit in "Reserve Bank Account(s)," including $51,234 of qualified securities, at end of reporting period		$ 51,234

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2003, Part II FOCUS filing.

Fimat USA, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by Company within the time frames specified under Rule 15c3-3.	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
The system and procedures utilized in complying with the requirements to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Note

Note: See Independent Auditors' Supplemental Report on Internal Control.

Fimat USA, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

December 31, 2003
(in $000s)

Segregation requirement	
Net ledger balance:	
Cash	$1,519,266
Securities (at market)	1,485,061
Net unrealized profit in open futures contracts	106,254
Exchange-traded options:	
Add – Market value of open option contracts purchased on a contract market	880,713
Deduct – Market value of open option contracts sold on a contract market	(605,630)
	3,385,664
Add: Accounts liquidating to a deficit and accounts with debit balances – Gross amount	38,367
Less: Amount offset against U.S. Treasury obligations owned by particular customers	(34,131)
Amount required to be segregated	3,389,900
Funds on deposit in segregation	
Deposited in segregated funds bank accounts:	
Cash	5,511
Securities representing investment of customers' funds (at market)	1,537,096
Securities held for particular customers or option customers in lieu of cash margins (at market)	522,416
Margins on deposits with clearing organizations of contract markets:	
Cash	4,443
Securities representing investment of customers' funds (at market)	146,041
Securities held for particular customers or option customers in lieu of cash margins (at market)	957,153
Net settlement due form clearing organizations of contract markets	(14,949)
Exchange traded options:	
Value of open long option contracts	880,713
Value of open short option contracts	(605,630)
Net equities with other FCMs:	
Net liquidating equity	200
Securities representing investments of customers funds (at market)	–
Securities held for particular customers or option customers in lieu of cash margins (at market)	5,492
Total amount in segregation	3,438,486
Excess funds in segregation	$ 48,586

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2003, Part II FOCUS filing.

Fimat USA, Inc.

Schedule of Secured Amounts and Fund Held in Separate Accounts for Foreign Futures and Foreign Options Customers

December 31, 2003
(in $000s)

Amounts to be set aside in separate Section 30.7 accounts		$771,403
Total secured amounts		
Cash in banks	$ 4,855	
Securities in safekeeping	197,395	
Amounts held by members of foreign boards of trade	619,015	
Total funds in separate Section 30.7 accounts		821,265
Excess funds in separate Section 30.7 accounts		$ 49,862

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2003, Part II FOCUS filing.